UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-33898

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

East Boston Savings Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

Meridian Interstate Bancorp, Inc.

67 Prospect Street

Peabody, Massachusetts 01960

East Boston Savings Bank 401(k) Plan

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Meridian Interstate Bancorp, Inc. (Parent Company of Plan sponsor):

We have audited the accompanying statements of net assets available for benefits of the East Boston Savings Bank 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the East Boston Savings Bank 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 27, 2014

East Boston Savings Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets

Investments at fair value:
Mutual funds	$24,848,773	$18,424,199
Money market fund	1,709,261	2,077,286
Meridian Interstate Bancorp, Inc. common stock	508,395	—

Total investments	27,066,429	20,501,485

Receivables:
Notes receivable from participants	1,235,386	1,129,449

Net assets available for benefits	$28,301,815	$21,630,934

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,148,652	$1,643,982
Dividends and interest on investments	1,083,664	462,991

Total investment income	4,232,316	2,106,973

Interest income – notes receivable from participants	57,398	55,774

Contributions:
Employer	1,323,137	1,122,162
Participant	1,685,524	1,469,797
Rollover	1,445,262	532,092

Total contributions	4,453,923	3,124,051

Total additions	8,743,637	5,286,798

Deductions from net assets attributed to:
Benefits paid to participants	2,058,049	1,935,962
Administrative expenses	14,707	14,330

Total deductions	2,072,756	1,950,292

Net increase	6,670,881	3,336,506
Net assets available for benefits:
Beginning of the year	21,630,934	18,294,428

End of the year	$28,301,815	$21,630,934

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

1.	DESCRIPTION OF THE PLAN

The following description of the East Boston Savings Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, and related amendments, for more complete information.

General

The purpose of the Plan is to enable participating employees of the East Boston Savings Bank (the “Bank” or “Plan Administrator”) to accumulate capital for their future economic security. The Plan enables participants to supplement their retirement income by accumulating an individual account balance during their years of employment with the Bank.

The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan is administered by the Bank for the exclusive benefit of participants in the Plan and their beneficiaries.

Effective January 1, 2013, the Plan was amended to offer Meridian Interstate Bancorp, Inc., (the “Company”) the holding company of the Bank, common stock as an investment option to the participants.

Eligibility

Each employee who has completed at least 3 months of service with the Bank and is 18 years of age or older is eligible to make salary deferrals into the Plan. Once an employee has completed 12 months of service with at least 1,000 hours of service, they are eligible to receive the Bank matching and safe harbor profit sharing contributions.

Participant Contributions

An active participant may elect to make two types of contributions to the Plan subject to limitations as defined in the Internal Revenue Code. The contributions may be made on a pre-tax or after-tax Roth basis.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

DESCRIPTION OF THE PLAN (continued)

Participant Contributions (concluded)

Salary deferral contributions

Each active participant may elect, but shall not be required, to contribute to the Plan a percentage of their compensation up to 75% of compensation, up to the maximum amount allowable under federal regulations. Additionally, a participant may elect to contribute up to 100% of a bonus. These amounts will be submitted to the Plan by the Bank on the participants’ behalf.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 1% of eligible compensation and shall be increased annually by 1% limited to 6% of compensation.

Rollover contributions

An active participant may, at the discretion of the Plan Administrator, contribute to the Plan distributions from other qualified plans or individual retirement accounts, if the contributions satisfy the tax law requirements for a qualified rollover.

Employer Contributions

Matching contributions

Each year the Bank will make a non-discretionary matching contribution up to 50% of employee deferrals. These non-discretionary matching contributions are subject to a maximum of 6% of eligible compensation.

Profit sharing contributions

Each year the Bank will make a safe harbor profit sharing contribution in an amount equal to 3% of eligible compensation.

Vesting

A participant will always have a vested interest of 100% in all Bank contributions in their account and in their salary deferrals and rollover contributions.

Forfeitures

There are no Plan forfeitures since a participants account is 100% vested at all times.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

DESCRIPTION OF THE PLAN (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct how their salary deferral, rollover and Bank matching and profit sharing contributions will be invested. Such investment directives may be changed in accordance with the procedures established by the Plan Administrator. A participant may currently choose from the various mutual funds and money market accounts offered through Fidelity Investments, Meridian Interstate Bancorp, Inc. common stock and other investments as allowed by the Plan Administrator.

Notes Receivable from Participants

Loans to participants are made in accordance with provisions in the Plan. Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000. Each loan shall bear an adequate rate of interest as determined by the Plan Administrator and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended. A participant is not allowed to have more than two loans outstanding at any time.

Distributions

Retirement or Death

Participants who retire will be entitled to 100% of their account balance. Upon death, the participant’s beneficiary will be entitled to a single lump sum distribution of 100% of the account balance or other forms of distributions as allowed by the Plan.

In Service

A participant who has reached age 59 1/2 will be entitled to withdraw 100% of their vested account balance.

Other Termination of Employment

Upon termination of employment for any reason other than retirement or death, the participant shall be entitled to receive the entire amount of their vested account balance.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

DESCRIPTION OF THE PLAN (concluded)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Tax Status

The Plan adopted a Fidelity prototype plan, in which the Internal Revenue Service stated in a letter dated December 5, 2001 that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended since receiving the letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”) or the Department of Labor (“DOL”). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and DOL, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2010.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

Investments are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Hierarchy

Financial instruments are recorded at fair value which is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

The hierarchal framework prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Plan groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three levels of fair value hierarchy are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy (concluded)

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2013 and 2012.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative costs of the Plan were paid by the Bank for the years ended December 31, 2013 and 2012, except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees.

Reclassification

Certain amounts in the 2012 financial statements have been reclassified to be consistent with the 2013 classifications.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

3.	INVESTMENTS

The fair values of the following individual investments represent 5 percent or more of the Plan’s net assets at December 31, 2013 and 2012:

	2013	2012
Artisan Mid Cap Fund Investor Class	$1,603,146	*
Fidelity Blue Chip Growth Fund	1,652,369	$1,141,208
Fidelity Diversified International Fund	1,460,340	1,096,563
Fidelity Freedom 2020 Fund	1,515,173	1,178,699
Fidelity Freedom 2030 Fund	3,064,137	2,424,430
Fidelity Money Market Trust Retirement Money Market Portfolio	1,709,261	2,077,286
Fidelity Small Cap Stock Fund	1,504,010	1,087,709
Spartan 500 Index Fund – Fidelity Advantage Class	2,248,717	1,457,802

*	Investment did not represent 5% or more of Plan’s net assets at respective year end.

The Plan’s net appreciation (depreciation) or investment gain (loss) in the fair value of investments (including dividends reinvested and investments bought, sold, as well as held) during the years ended December 31, 2013 and 2012, was determined by the change in the underlying fair value of investments and amounted to $3,148,652 and $1,643,982, respectively.

Net appreciation in fair value by investment type is as follows:

	2013	2012
Mutual funds	$3,080,569	$1,643,982
Meridian Interstate Bancorp, Inc. common stock	68,083	—

Net appreciation	$3,148,652	$1,643,982

Fair Value Hierarchy

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

INVESTMENTS (continued)

Fair Value Hierarchy (concluded)

Meridian Interstate Bancorp, Inc. common stock: Valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Fair Value
Mutual funds
Target date funds	$9,743,449	$—	$—	$9,743,449
Balanced funds	6,782,314	—	—	6,782,314
Growth funds	4,397,853	—	—	4,397,853
Value funds	1,479,097	—	—	1,479,097
Real estate funds	378,591	—	—	378,591
Bond/fixed income funds	2,067,469	—	—	2,067,469
Common stock	508,395	—	—	508,395
Money market fund	1,709,261	—	—	1,709,261

Total investments	$27,066,429	$—	$—	$27,066,429

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

INVESTMENTS (concluded)

Investments at Fair Value on a Recurring Basis (concluded)

	December 31, 2012
	Level 1	Level 2	Level 3	Fair Value
Mutual funds
Target date funds	$7,545,976	$—	$—	$7,545,976
Balanced funds	4,802,512	—	—	4,802,512
Growth funds	2,871,813	—	—	2,871,813
Value funds	799,079	—	—	799,079
Real estate funds	303,935	—	—	303,935
Bond funds	2,100,884	—	—	2,100,884
Money market fund	2,077,286	—	—	2,077,286

Total investments	$20,501,485	$—	$—	$20,501,485

4.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses to originate and maintain loans and charged to accounts of non active employees amounted to $14,707 and $14,330 for the years ended December 31, 2013 and 2012, respectively. Fees paid for investment management services are included as a reduction of the return earned by each mutual fund.

At December 31, 2013, the Plan held 22,515 shares of the Company’s common stock with a fair value of $508,395. The Plan did not offer the Company’s common stock as an investment option to participants during the year ended December 31, 2012.

5.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$28,301,815	$21,630,934
Certain deemed distributions of participant loans for Form 5500 reporting purposes	(13,242)	—

Net assets available for benefits per Form 5500	$28,288,573	$21,630,934

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2013, to Form 5500:

Net increase in net assets available for benefits per the financial statements	$6,670,881
Certain deemed distributions of participant loans for Form 5500 reporting purposes	(13,242)

Net increase in net assets available for benefits per the Form 5500	$6,657,639

7.	SUBSEQUENT EVENT

On March 5, 2014, the Board of Trustees of Meridian Financial Services, Incorporated (“Meridian”) and the Boards of Directors of Meridian Interstate Bancorp, Inc. (the “Company”) and East Boston Savings Bank (the “Bank”) adopted a Plan of Conversion (the “Conversion Plan”). Pursuant to the Conversion Plan, Meridian will convert from the mutual holding company form of organization to the fully public form. Meridian will be merged into the Company, and Meridian will no longer exist. The Company will then merge into a new Maryland corporation named Meridian Bancorp, Inc. As part of the conversion, Meridian’s ownership interest in the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represent the remaining ownership interest in the Company, will be exchanged for new shares of common stock of Meridian Bancorp, Inc., the new Maryland corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of common stock of the new Maryland corporation that they owned

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

7.	SUBSEQUENT EVENT (concluded)

immediately prior to the completion of the conversion and public offering (excluding shares purchased in the stock offering and cash received in lieu of fractional shares), giving effect to certain assets held by Meridian. When the conversion and public offering are completed, all of the capital stock of the Bank will be owned by the new Maryland corporation.

East Boston Savings Bank 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

E.I.N. 04-3130808 Plan Number 002

December 31, 2013

a	b		c	d	e
	Identity of issue, borrower, lessor, or similar party	Shares	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost (1)	Current Value
	Allianz Funds	31,441	Allianz NFJ Dividend Value Fund Administrative Class		$505,250
	Artisan Funds	33,665	Artisan Mid Cap Fund Investor Class		1,603,146
	Artisan Funds	16,740	Artisan Mid Cap Value Fund Investor Class		451,968
*	Fidelity Investments	26,075	Fidelity Blue Chip Growth Fund		1,652,369
*	Fidelity Investments	28,268	Fidelity Capital Appreciation Fund		1,022,749
*	Fidelity Investments	1,082	Fidelity Cash Reserve Fund		1,082
*	Fidelity Investments	1,244	Fidelity Contrafund		119,589
*	Fidelity Investments	39,565	Fidelity Diversified International Fund		1,460,340
*	Fidelity Investments	3,906	Fidelity Dividend Growth Fund		138,219
*	Fidelity Investments	21,189	Fidelity Equity Dividend Income Fund		521,879
*	Fidelity Investments	1,906	Fidelity Freedom 2000 Fund		23,695
*	Fidelity Investments	48,305	Fidelity Freedom 2010 Fund		739,542
*	Fidelity Investments	40,244	Fidelity Freedom 2015 Fund		513,112
*	Fidelity Investments	97,064	Fidelity Freedom 2020 Fund		1,515,173
*	Fidelity Investments	97,890	Fidelity Freedom 2025 Fund		1,303,899
*	Fidelity Investments	187,984	Fidelity Freedom 2030 Fund		3,064,137
*	Fidelity Investments	44,146	Fidelity Freedom 2035 Fund		595,092
*	Fidelity Investments	79,040	Fidelity Freedom 2040 Fund		752,461
*	Fidelity Investments	60,570	Fidelity Freedom 2045 Fund		664,451
*	Fidelity Investments	41,824	Fidelity Freedom 2050 Fund		461,323
*	Fidelity Investments	9,523	Fidelity Freedom 2055 Fund		110,564
*	Fidelity Investments	21,316	Fidelity Freedom Income Fund		250,254
*	Fidelity Investments	97,335	Fidelity Limited Term Government Fund		972,377
*	Fidelity Investments	19,011	Fidelity Low-Priced Stock Fund		940,288
*	Fidelity Investments	11,857	Fidelity Real Estate Investment Portfolio		378,591
*	Fidelity Investments	1,709,261	Fidelity Money Market Trust Retirement Money Market Portfolio		1,709,261
*	Fidelity Investments	71,825	Fidelity Small Cap Stock Fund		1,504,010
*	Fidelity Investments	2,837	Spartan Extended Market Index Fund – Fidelity Advantage Class		151,527
*	Fidelity Investments	2,187	Spartan International Index Fund – Fidelity Advantage Class		88,959
*	Fidelity Investments	34,337	Spartan 500 Index Fund – Fidelity Advantage Class		2,248,717
*	Fidelity Investments	96,304	Spartan U.S. Bond Index Fund – Fidelity Advantage Class		1,094,010
*	Meridian Interstate Bancorp, Inc.	22,515	Meridian Interstate Bancorp, Inc. Common Stock		508,395
*	Notes receivable from participants		Interest rates ranging from 5.00% to 5.63%		1,235,386

			Total assets		$28,301,815

There were no investment assets which were both acquired and disposed of during the Plan year.

(1)	Cost information is not required for participant directed investments.

*	Represents a party-in-interest.

See report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BOSTON SAVINGS BANK 401(k) PLAN (Name of Plan)

Date: June 27, 2014	By:	/s/ Mark L. Abbate
Mark L. Abbate Senior Vice President, Treasurer and Chief Financial Officer of Meridian Interstate Bancorp, Inc.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm